SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2007

DOUBLE HULL TANKERS, INC.

(Exact name of Registrant as specified in its charter)
26 New Street
St. Helier, Jersey JE23A
Channel Islands
(Address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑  Form 40-F ☐

    (Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.)

Yes ☐   No ☑

    (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b))

Attached as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6 and 99.7 are Amendments dated May 11, 2007 to Ship Management Agreements dated October 6, 2005.

EXHIBIT LIST

Exhibit	Description

99.1	Amendment to Ship Management Agreement - Overseas Sophie.

99.2	Amendment to Ship Management Agreement - Overseas Ann.

99.3	Amendment to Ship Management Agreement - Overseas Rebecca.

99.4	Amendment to Ship Management Agreement - Overseas Chris.

99.5	Amendment to Ship Management Agreement - Overseas Cathy.

99.6	Amendment to Ship Management Agreement - Overseas Ania.

99.7	Amendment to Ship Management Agreement - Overseas Regal.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Double Hull Tankers, Inc.
(Registrant)

Date: May 17, 2007	By:	/s/ Eirik Ubøe
Name: Eirik Ubøe
Title: Chief Financial Officer